Filed pursuant to Rule 424(b)(3)
Registration No. 333-190454
Prospectus Supplement No. 2
(To the Prospectus dated February 20, 2014)
21,881,800 Shares of Common Stock, $0.01 Par Value Per Share

This Prospectus Supplement supplements the prospectus dated February 20, 2014 (the "Prospectus"), relating to the offering of up to 21,881,800 shares of common stock of National General Holdings Corp. by the selling stockholders identified in the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus which is to be delivered with this Prospectus Supplement. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 13 OF THE PROSPECTUS.

This Prospectus Supplement is filed for the purpose of including in the Prospectus the information contained in the attached Form 8-K, which was filed with the Securities and Exchange Commission on April 14, 2014.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement (or the Prospectus, including any supplements or amendments thereto). Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 14, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (date of earliest event reported): April 8, 2014

NATIONAL GENERAL HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-36311	27-1046208
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
59 Maiden Lane, 38th Floor
New York, New York 10038
(Address of principal executive offices) (zip code)
(212) 380-9500
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

National General Holdings Corp. (the “Company”) previously disclosed that on January 3, 2014, ACP Re, Ltd. (“ACP Re”), an entity controlled by the Michael Karfunkel 2005 Grantor Retained Annuity Trust, entered into a merger agreement with Tower Group International, Ltd. (“Tower”) pursuant to which ACP Re agreed to acquire 100% of the outstanding stock of Tower (the “Merger”). Simultaneously with the execution of the Tower merger agreement, the Company and ACP Re entered into the Personal Lines Stock and Asset Purchase Agreement effective as of January 3, 2014 (the “PL SPA”) by which the Company agreed to purchase from ACP Re the renewal rights and certain other assets related to Tower’s personal lines insurance operations (“Personal Lines Assets”), including (i) certain of Tower’s U.S. domiciled insurance companies, for a purchase price equal to the tangible book value of the companies, which was expected to be approximately $125 million and (ii) the Attorneys-in-Fact which serve as insurance managers for the reciprocal exchanges managed by Tower for $7.5 million.

In connection with its entry into the PL SPA with the Company, ACP Re entered into that certain Commercial Lines Stock and Asset Purchase Agreement dated January 3, 2014 (the “CL SPA”) with AmTrust Financial Services, Inc. (“AmTrust”), by which AmTrust agreed to purchase from ACP Re the renewal rights and certain other assets related to Tower’s commercial lines insurance operations (“Commercial Lines Assets”), including certain of Tower’s U.S. domiciled insurance companies, for a purchase price equal to the tangible book value of the companies, which also was expected to be approximately $125 million.

The Merger is subject to shareholder and regulatory approval and the acquisition of Tower’s insurance companies by the Company and AmTrust pursuant to the PL SPA and CL SPA also required regulatory approval. Upon announcement of the Merger and the execution of the PL SPA and CL SPA, the Company, AmTrust and ACP Re entered into discussions with Tower’s U.S. and Bermuda insurance regulators regarding the overall plan for the administration of the run-off of Tower’s business following the closing of the Merger and the Company’s and AmTrust’s acquisition of the Personal Lines Assets and Commercial Lines Assets going forward. Based on these discussions, the Company, AmTrust and ACP Re determined that the best way to structure the transaction would be for ACP Re to retain ownership of all of Tower’s U.S. insurance companies and for the Company and AmTrust, respectively, to (i) acquire the Personal Lines Assets and Commercial Lines Assets, (ii) administer the run-off of Tower’s historical personal lines claims and commercial lines claims at cost, (iii) in their discretion, place personal lines business and commercial lines business with the Tower insurance companies, which they shall exclusively manage and fully reinsure for a net 2% ceding fee payable to the Tower insurance companies, (iv) retain the expirations on all business written by the Tower insurance companies through the Company and AmTrust, as managers, and (v) receive the agreement of the Tower insurance companies and ACP Re not to compete with respect to personal lines business and commercial lines business (the “Revised Plan”). The Company will still acquire the Attorneys-in-Fact which serve as insurance managers for the reciprocal exchanges managed by Tower for $7.5 million.

In connection with the Revised Plan, the Company and AmTrust expect to provide ACP Re with financing in an aggregate principal amount of up to $125 million each, subject to terms to be negotiated, but that will have a term of no shorter than seven years and pay a market interest rate. In addition, the Company and AmTrust will issue a $250 million aggregate stop loss reinsurance agreement to Tower by which each, as reinsurers, will provide, severally, $125 million of stop loss coverage. ACP Re will fully reinsure the Company and AmTrust for any payments made by the Company and AmTrust pursuant to the stop loss agreement. The stop loss coverage will attach in the event that paid losses and paid loss adjustment expenses by the Tower insurance companies exceed Tower’s reserves as of the closing of the Merger.

Pursuant to the foregoing, the Company, on April 8, 2014, amended the PL SPA to provide for the acquisition by the Company of only the Attorneys-In-Fact for $7.5 million in cash and not the previously contemplated Tower U.S. insurance companies and entered into a Personal Lines Master Agreement with ACP Re which provides for the implementation of the Revised Plan and the Company’s acquisition of the Personal Lines Assets through entry into the following agreements, subject to regulatory approval and the consummation of the Merger.

•	the instrument by which the Company will provide financing to ACP Re in the aggregate principal amount of up to $125 million;

•
the Company, through a subsidiary, will enter into an administrative services agreement with ACP Re to manage and administer the runoff of claims arising out of personal lines policies written by the Tower insurance companies prior to the merger at cost;

•	the Company, or one of its subsidiaries, will enter into a personal lines managing general agent agreement with ACP Re to manage and administer the ongoing personal lines policies after the Merger;

•
the Company, through one of its insurance subsidiaries, will enter into a 100% quota share reinsurance agreement with ACP Re to reinsure the net retained business written post-closing by the Tower insurance companies pursuant to the personal lines managing general agent agreement; and

•
the Company, along with AmTrust, as reinsurers, will enter into a $250 million aggregate stop loss reinsurance agreement with a subsidiary of Tower by which each, as reinsurers, will provide, severally, $125 million of stop loss coverage, and ACP Re will enter into a reinsurance agreement by which it reinsures the full amount of any payments which the Company and AmTrust would be obligated to pay under the aggregate stop loss reinsurance agreement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL GENERAL HOLDINGS CORP.

Date: April 14, 2014	By:	/s/ Jeffrey Weissmann
Jeffrey Weissmann
General Counsel and Secretary